*KH 2/14

11015549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: February 28, 2011	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67743

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WSA Fixed Income, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Battery Place
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur L. Goetchius (212) 709-9453
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

RECD S.E.C.
FEB 10 2011
503

OATH OR AFFIRMATION

I, Arthur Geotchius, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WSA Research & Execution LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company

KH 2/15

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY D. VISCOVICH
NOTARY PUBLIC-STATE OF NEW YORK
No. 01VI6213234
Qualified in Nassau County
My Commission Expires November 02, 2013

Arthur Coletti
Signature

CHIEF OPERATING OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WSA FIXED INCOME, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

WSA FIXED INCOME, LLC
(A Development Stage Company)

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
WSA Fixed Income, LLC

We have audited the accompanying statement of financial condition of WSA Fixed Income, LLC (a development stage company) (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WSA Fixed Income, LLC (a development stage company) as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 28, 2011

WSA FIXED INCOME, LLC
(A Development Stage Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash	$	506,638
Prepaid expenses and other assets		12,770
	$	519,408
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to affiliates and parent	$	38,110
Accounts payable and accrued expenses		34,996
Total liabilities		73,106
Member's equity		446,302
Total liabilities and member's equity	$	519,408

See accompanying notes to financial statements.

1. Nature of business

WSA Fixed Income, LLC (a development stage company) (the "Company") is a Delaware Limited Liability Company. The Company is wholly owned by Wall Street Access, LLC (the "Parent"). The Company is to provide securities research and brokerage execution to institutional customers and act as a fixed income securities dealer to institutional customers and other broker dealers upon commencement of operations.

The Company is a broker-dealer formed under the Securities Exchange Act and registered with the Securities and Exchange Commission (the "SEC"). The Company received approval of its membership in the Financial Industry Regulatory Authority, Inc, ("FINRA") in April 2008.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 28, 2011. Subsequent events have been evaluated through this date.

Development Stage Company

The Company is in the development stage as defined by GAAP and is subject to the risks associated with activities of development stage companies. The Company has selected December 31st as its fiscal year end. The only income generated to date is interest income earned on cash and cash equivalents. To date, the Company has generated no operating revenues and devoted its efforts primarily to various start-up activities.

Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Revenue Recognition

Interest revenue represents interest income earned on cash balances and is recognized on an accrual basis.

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the members for inclusion in their income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions in consolidation with the Parent. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Related party transactions

Service Agreement and Due to Affiliates and Parent

Pursuant to a service agreement, the Company's Parent provides various services and other operating assistance to the Company. These include marketing services, legal and compliance support, human resources support, information technology services, facilities services, financial systems support, and management oversight and business advisory services. Approximately $16,000 has been allocated under this agreement for the period ended December 31, 2010.

The Company has a payable of approximately $18,000 due to its Parent for amounts under the service agreement plus advances for operations in the normal course of business and is due on demand, which is included in due to affiliates at December 31, 2010.

The Company has a payable of approximately $20,000 due to an affiliate for expenses paid on the Company's behalf.

5. Net capital requirements

As a registered broker-dealer and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This Rule requires that the Company maintain minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $389,000, which was approximately $139,000 in excess of its minimum requirement of $250,000.